EXHIBIT 99.1

PRESS RELEASE

Borqs Technologies receives Nasdaq notification regarding minimum bid price deficiency

Santa Clara, California, August 20, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), today announced that the Company has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on August 18, 2021, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's ordinary shares for the 30 consecutive business days from July 7, 2021 to August 17, 2021, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until February 14, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event the Company does not regain compliance by February 14, 2022, the Company may be eligible for additional time to regain compliance or may face delisting. If during any compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com